Mail Stop 4561

October 19, 2006

Davis St. Clair
Chief Executive Officer and Chairman
MEDecision, Inc.
601 Lee Road
Chesterbrook Corporate Center
Wayne, PA 19087

> Re: **MEDecision, Inc.**
> **Amendment Nos. 1 and 2 to Registration Statement on Form S-1**
> **Filed September 28 and October 11, 2006**
> **File No. 333-136532**

Dear Mr. St. Clair:

We have reviewed your revised registration statement and have the following comments. For purposes of this comment letter, we refer to the pagination in a courtesy copy of amendment one to the Form S-1 marked to show changes that was provided to us by counsel.

Form S-1/A

Outside Front Cover Page

1.   Please refer to prior comment 3 from our letter dated September 8, 2006. We note your response that you believe the words "Sole Bookrunning Manager" and "Co-Lead Manager" indicate the type of underwriting arrangement you have with certain underwriters and are important in potential investors' understanding of the roles of various underwriters in your syndicate. However, we are unable to concur with your assertion that the term is material to potential investors' decisions. Moreover, Item 501(b)(8)(i) calls for disclosure of that nature of the underwriting arrangements (i.e., a firm commitment versus best efforts or other offering not made on a firm commitment basis), but not disclosure of the roles of various underwriters within the syndicate. We continue to believe that these words should be deleted from the outside front cover page of the prospectus, since the meaning and significance of these references to potential investors is unclear and such information can be fully provided in the underwriting section of the prospectus.

Prospectus Summary, page 1

Company Overview, page 1

2.   Please refer to prior comment 4 from our letter dated September 8, 2006. Your
        response to our prior comment states that you significantly condensed the
        disclosure under the subheadings "Benefits of Our Solutions" and "Our Strategy."
        We note the condensed disclosure under "Our Strategy." However, "Company
        Overview" appears to be nearly identical to disclosure provided under a similar
        subheading on page 34. Please revise in accordance with Item 503(a) of
        Regulation S-K.

3.   Please refer to prior comment 5 from our letter dated September 8, 2006. We
        note from your response to our prior comment that you believe you are an
        industry leader based upon multiple criteria. Please revise your disclosure in the
        prospectus to set forth such criteria and your analysis of your position within the
        industry based upon such criteria, similar to the information set forth in your
        response letter. For example, disclose the basis for your statement that your
        customers insure or manage care for approximately one out of every six insured
        persons in the U.S. This statement appears to be based primarily on your own
        analysis of both public and non-public information. If true, please clarify this
        disclosure in your prospectus. In addition, we were unable to locate any
        disclosure responsive to the second part of our prior comment. In this respect,
        please ensure that the revised disclosure relating to your leadership claim is
        balanced to provide a complete and accurate context for the claim. How does
        your status compare to that of significant competitors with respect to important
        measures of market share, innovation and leadership? If the particular claim you
        are making is not based on the opinions of independent third parties, rephrase the
        claim to convey that it is your belief.

4.   Please refer to prior comment 6 from our letter dated September 8, 2006. You
        state in your response that because of the "limited impact of the material
        weakness on the Company's results and future operations…", you feel it is not
        necessary to include disclosure of such weakness in the summary. However,
        according to your disclosure on page 57, you also are currently working to
        remediate several material weaknesses identified by your former independent
        registered public accounting firm. We note that these material weaknesses are not
        discussed in your risk factor on page 19 and that neither your risk factor
        disclosure nor your disclosure on your controls and procedures quantifies the
        impact of the restatement caused by the material weakness identified by Grant
        Thornton. Therefore, we are currently unable to concur with your conclusion that
        you should not provide a brief description of these material weaknesses in the
        summary. Please revise your risk factor disclosure to address all material
        weaknesses that currently exist. You should quantify the impact of any changes

to your financial statements that arose as a result of such material weaknesses, as well as any material costs associated with the remediation of those material weaknesses. Finally, your risk factor should also address how these material weaknesses reflect on your overall control environment.

Industry Overview, page 1

5. Please refer to prior comment 7 from our letter dated September 8, 2006. We note from your response that the report by HealthCore, Inc. was commissioned by MEDecision. Since the data obtained from HealthCore, Inc. does not appear to be publicly available, a consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own. Please also obtain a similar consent and disclosure from Gartner if the report cited is not publicly available at nominal or no cost.

Use of Proceeds, page 26

6. We note your response to prior comment 12 from our letter dated September 8, 2006 regarding your use of proceeds. Noting you intend to use $9.3 million of your net offering proceeds to pay accrued and unpaid dividends on your Series B and C redeemable convertible preferred stock, please provide your best estimate for the remainder of your use of proceeds between acquisitions and other general corporate purposes, clarifying what other general purposes might include. For example, your disclosure in the section "Strategy for Growth" on page 36 appears to indicate you intend to invest in technology infrastructure to help increase transaction volume, additional sales personnel and marketing programs to increase awareness of your integrated solution and additional marketing to develop cross-selling programs to increase the number of modules utilized by your customers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 34

7. Please refer to prior comment 15 from our letter dated September 8, 2006. We note the disclosure added on page 36 in response to our prior comment. However, we continue to believe you should expand your "Overview" to include management's perspective on the current financial condition of your business, including the factors that your company's executives focus on in evaluating financial condition and operating performance. For example, disclose if your executives focus on gross margins or your mix of types of revenues in assessing your financial condition. Your revised disclosure addresses your growth strategy

going forward, but does not address the material operations, risks and challenges facing your company and how management is dealing with these issues. Consider addressing the manner in which you expect net proceeds from this offering to be applied to your growth objectives and the challenges you face growing your business using the strategies discussed on page 36. We note the trends in your types of revenues as a percentage of total revenues on page 43. Discuss these trends and the material factors you anticipate will impact these trends in the future.

8.   We note your statement on page 34 that annual subscription licenses and transaction fees have represented an increasing proportion of your revenues. However, according to your chart on page 43, it appears that these revenues as a percentage of total revenues have been decreasing annually since fiscal 2003. Please revise to clarify your disclosure and the trends within your revenue streams.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 41

9.   Please revise to disclose the following information related to issuances of equity instruments pursuant to paragraphs 182 and 183 of the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid"):

▪ Discuss the significant factors, assumptions, and methodologies used in determining the fair value of the underlying common stock;

▪ Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price or the fair value as determined by a contemporaneous valuation by an unrelated valuation specialist obtained subsequent to the grants but prior to the IPO; and

▪ Disclose the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Consolidated Results of Operations, page 43

10.   Please refer to prior comment 19 from our letter dated September 8, 2006. We note the revisions made to this section in response to our prior comment. However, we continue to believe you should provide greater qualitative disclosure on the reasons for these changes to put them in context for investors. For example, revise your disclosure on page 44 to quantify the increases in revenue

attributable to new versus existing customers and the number of service projects to new customers that are one-time versus recurring in nature. You should provide investors a clear description of the types of services in which you are engaging and how changes or additions to those services impact your results of operations. In this regard, we note from your response to prior comment 19 that new customers initially license your Advanced Medical Management module in addition to one or two other modules and may expand their product suite after the implementation of the initial products. This is not clear from the disclosure in your prospectus. For example, on pages 45 and 47 you simply state that increases in revenues were attributable to "an increase in the number and average size of sales of [y]our Integrated Medical Management suite." Have you experienced an increase in new customer or renewal customers? What trends have you experienced and do you expect with regards to the average size of sales and the addition of more modules subsequent to the initial product implementation? Do the sales and/or transaction fees associated with one specific module account for a material portion of total revenues?

Comparison of Six Months Ended June 30, 2006 and 2005, page 43

11.   We note your revised disclosure in response to prior comment number 18 and reissue a portion of the comment. Revise to explain the impact of the accretion of your preferred stock on loss available to common shareholders.

Liquidity and Capital Resources, page 51

12.   Your response to prior comment number 22 indicates that you believe providing a discussion addressing your potential cash requirement relating to the redemption of preferred stock as it is not material to investors. However, since the shareholders of your Series B and C redeemable convertible preferred stock can require you to redeem the preferred stock after March 31, 2007, you are required to disclose this potential upcoming cash requirement based on the guidance in Section IV of SEC Release 33-8350. Revise your disclosure to include a discussion similar to the one provided in your response.

Operating Activities, page 52

13.   We note your revised disclosure in response to prior comment number 23 and reissue a portion of the comment. We note your disclosure does not identify cash collected (or expected collection) from accounts receivable as an underlying driver of your liquidity or discuss the reasons for the material changes of this underlying driver. Revise as appropriate. We refer you to the disclosure requirements of Regulation S-K, Item 303 (a)(1) and Section IV.B of SEC Release 33-8350.

Controls and Procedures and Changes in Accountants, page 56

14.   Please refer to prior comment 24 from our letter dated September 8, 2006. We note your revised disclosure on pages 57 and 58 in response to our prior comment. Revise to quantify the impact of the recent restatement to your financial statements. We continue to believe you should revise your disclosure to provide a materially complete description of the material weaknesses referenced in this section. For example, revise to disclose the specific types of weaknesses in accounting for revenue recognition, income taxes, and accretion of costs and dividends related to preferred stock. Your revised disclosure should also address how each remedial measure described addresses the specific material weaknesses and the total capital expenditures associated with implementing these measures. Please also revise to state the basis for your statement that you believe that the material weaknesses in internal controls will be substantially remediated by the end of 2006.

Business, page 59

15.   We note the reference on your website to certain "alliance partners" such as BusinessObjects and Fair Isaac. Revise your disclosure in an appropriate location to disclose the nature of these relationships and their importance to your business or advise.

Management, page 72

Employment Agreements, page 79

16.   Please refer to prior comment 29 from our letter dated September 8, 2006. We note from your response that you are currently negotiating new and/or additional employment agreements with your named executive officers. Please revise your disclosure to indicate the status of such negotiations.

Certain Relationships and Related Party Transactions, page 87

Principal and Selling Shareholders, page 91

17.   Please refer to prior comment 33 from our letter dated September 8, 2006. We note from your response that you do not believe you have had a material relationship with any of the named selling shareholders during the past three years and that you do not believe Item 507 requires disclosure on the details of the issuance transactions whereby the selling shareholders obtained the shares being offered for their accounts. Please note that we consider all transactions whereby selling shareholders received the shares being offered for their accounts to be material transactions to the offering being registered in this registration statement

(i.e., the resale of such shares). To the extent that the selling shareholders received their shares within the past three years, please revise your prospectus to disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares, options or warrants received by them.

18. We note your disclosure in footnote (6) on page 93 states that Mr. St. Clair has voting power over 270,000 shares pursuant to a pledge agreement and has been given a proxy to vote an additional 369,773 shares by certain shareholders of record. Please tell us where we can find the terms of these agreements.

Consolidated Statements of Operations, page F-3

19. We note you have only provided one financial statement caption for cost of revenue. Revise to present cost of revenue from term license revenue, subscription, maintenance and transaction fees and professional services separately. Cost of revenue should be combined and presented in the same manner as revenue pursuant to Rule 5-03(b) of Regulation S-X.

20. Revise your pro forma earnings per share caption to disclose that the earnings per share information are being presented on a diluted basis.

Note (2) Restatement of Financial Statements, page F-7

21. We note your revised disclosure in response to prior comment number 38. Please address the following additional comments with respect to your disclosure:

- Your disclosure indicates that you corrected your method of reporting reimbursable expenses and that you previously netted amounts received against the related expenses in cost of revenue. Revise to disclose your corrected policy for reporting reimbursable expenses.

- Your disclosure states that you restated revenue as you determined that revenue from certain contracts had been recognized prematurely in prior periods. Tell us the reason that revenue was recognized prematurely in prior periods. In this respect, clarify the nature of the error and what accounting literature you were improperly applying. Further, revise to disclose how your revised accounting policy complies with the applicable accounting literature.

- Your disclosure indicates you changed your practice of recognizing in mid-month the advanced billings for the following month in accounts receivable and deferred revenue. Revise to disclose your corrected policy for reporting advanced billings.

- You disclose three corrections to your accounting for Series C redeemable convertible preferred stock. Revise your disclosure to explain why these error corrections are necessary and how your current accounting complies with the applicable guidance. In addition, tell us how you determined that similar corrections were not necessary for series A convertible preferred stock and Series B redeemable convertible preferred stock.

Note (3) Summary of Significant Accounting Policies

(a) Basis of Presentation, page F-10

22.   We note your pro forma balance sheet and earnings per share disclosure provided in response to prior comment number 37. Your pro forma earnings per share disclosure include the effect of assumed exercise of outstanding warrants and stock options and the treasury stock impact of such exercise activity. Clarify whether the terms of the warrants and stock options require exercise upon the offering. If not, clearly indicate that these are dilutive securities in your pro forma calculation. Further, revise to disclose the assumptions used to calculate the amount of warrants and stock options that will (or potentially) be exercised. Also, revise your disclosure to clarify why there will be a treasury stock impact of the exercise of stock options and warrants. Further, clarify why your pro forma balance sheet only adjusts for the exercise of outstanding warrants.

(c) Revenue Recognition, page F-12

23.   We note the portion of your response to prior comment number 39, which discusses your policy for establishing VSOE of fair value of your services using package pricing. Please address the following additional comments with respect to your response:

- Your response indicates the service packages as well as the standard hourly rates vary based on the customer classification. Please expand your description of the nature of the services provided and prices charged to your four separate customer categories. As part of your response, tell us the difference in nature of services offered to each group of customers. Clarify whether the effort required to complete these services varies based on customer classification. Further, explain the difference in prices charged to your four customer categories. Please tell us the specific hourly rate(s) charged to each group of customers.

- Your response indicates that you believe "the lowest of the rates charged to customers in separate service sales are substantive as they are based on the Company's standard rates." Explain further your reference to the lowest of the rates charged to customers. That is, your response indicates that the hourly rate used to determine fair value within a class of customer is consistent as the rate charged does not change for customers within a particular classification. Clarify how some rates are lower than others if the rate charged does not change.

24.　　We note your response to prior comment number 42, which states "[t]he subscription license arrangements are one-year, time based licenses that entitle the customer to the use of a specified software product and also include post-contract customer support (PCS) for the entire one-year term of the arrangement." Please address the following additional comments based on this response:

- We note you include revenue generated from your term licenses with maintenance and transaction fees on your consolidated statement of operations. Since you have not established VSOE to allocate fair value to the elements in your term license arrangements, explain why you have not separately presented this revenue in one financial statement caption on your consolidated statement of operations. That is, since the subscription revenue consist of both product and service revenues, explain why classifying this revenue with service revenues is appropriate. You should also include a footnote description to inform investors of the nature of this financial statement caption. Revise as appropriate.

- Revise your footnote disclosure, critical accounting policy and sources of revenue disclosure to clearly disclose that you refer to the one-year term licenses as subscriptions.

25.　　We note your responses to prior comment numbers 40 and 41, which indicates you sell certain modules under one-year term license and other modules under five-year term licenses. In this respect, based on your disclosure on page 35, it appears you sell Advanced Medical Management and Clinical Rules and Process modules under five-year term license and your Analysis and Disease Management and Information Exchange Modules under one-year term license. We further note that all four of these modules are part of your Integrated Medical Management Suite based on your disclosure on page 64. Clarify whether you sell five-year term licenses and one-year term licenses to the same customer and in the same arrangement (as defined by the guidance in AICPA Technical Practice Aid 5100.39). If you do sell these modules in the same arrangement, clarify how you allocate arrangement fee to the elements in the combined arrangement, i.e. all elements in the one-year term licenses and five-year term licenses. In this respect, we note you have not established VSOE of fair value of the elements of your term licenses. Tell us how your inability to establish VSOE of fair value of the PCS in your one-year term license impacts your ability to recognize revenue for the license upon delivery for the five-year term license. We refer you to paragraph 12 of SOP 97-2. Please provide your complete analysis.

26.   Your response to prior comment number 43 indicates that with the exception of the Information Exchange module, application of EITF 00-3 requires you to account for your hosting services pursuant to SOP 97-2. Please address the following additional comments based on your response:

   ▪ Clarify whether you have established VSOE of fair value of your hosting services, which based on your disclosure on page 35, is generally five years in duration. If you have established VSOE of fair value of the hosting services, clarify how your policy complies with paragraph 10 or 57 of SOP 97-2. If you have not established VSOE of fair value of the hosting services, clarify how this impacts your ability to recognize revenue for the five-year software license upon delivery for such arrangements that contain a hosting element; we refer you to paragraph 12 of SOP 97-2. Please advise.

   ▪ Revise your disclosure to provide your hosting service revenue accounting policy. Your current policy is general in nature and basically a recitation of EITF 00-3. In this respect, it appears your disclosure should indicate that your hosting services are generally a SOP 97-2 element in your arrangements and disclose how this element is determined and valued. We refer you to the disclosure guidance of SAB Topic 13.B.

27.   We note your response to prior comment number 45. Clarify the financial statement caption on your consolidated statements of operations that you classify revenue generated from the application of contract accounting and how your policy for classifying such revenue complies with Rule 5-03(b)(1) of Regulation S-X. As part of your response, tell us how much revenue you recognized from contract accounting in fiscal years ended December 31, 2003, 2004, 2005 and the six months ended June 30, 2006.

28.   We note your response to prior comment number 47, which states that you "made a judgment that substantially all of its deferred revenue as of each reporting date will convert to revenue within 12 months, and has classified deferred revenue as a current liability on its consolidated balance sheet." Tell us whether you generally receive payment for the five-year term licenses upon delivery or whether you receive payment for the license over the term of the license. If you receive payment upon delivery, clarify why you do not separately report the current and long-term deferred revenue of this term license. Further, tell us the amount of long-term deferred revenue reported in current liabilities as of December 31, 2004, 2005 and June 30, 2006. In addition, clarify why there are judgments involved in determining the amount of current and long-term deferred revenue as

of each reporting date. Clarify whether you track deferred revenue by contract to determine the amount of deferred revenue to report at each reporting date.

29. We note your response and revised disclosure in response to prior comment number 48 and reissue and clarify the comment. Your revised disclosure states that sales compensation is expensed proportionally, and over the same period, that the related revenue is recognized. Please clarify whether the sales commissions are only related to the software element or whether they are related to all elements in your arrangements. Clarify whether you expense the sales commissions as your software revenue is recognized or whether you allocate a portion of the expense to your customer support and professional services revenue. Please provide your full accounting policy for sales commissions and explain how your policy complies with accordance with SAB Topic 13, Section A.f, Question 5.

(f) Accounts Receivable, page F-15

30. We note you have recorded approximately $3.1 million of unbilled accounts receivable as of June 30, 2006 for services performed but not billed. Clarify the nature of the services this unbilled revenue relates to and why you were not able to bill for the services performed as of June 30, 2006. Clarify how you have determined that this unbilled revenue is earned and collectible as of June 30, 2006.

(n) Stock-Based Compensation, page F-17

31. We note your response to prior comment number 49 and reissue and clarify a portion of the response. We note you include pro forma disclosure for outstanding awards accounted for under the intrinsic value method of APB 25. Since you previously used the minimum value method for pro forma disclosure required by SFAS 123, you cannot continue to provide those pro forma disclosures for outstanding awards accounted for under the intrinsic value method. That is, you are required to adopt SFAS 123R using the prospective transition method and may not provide any comparative pro forma disclosures for periods prior to the adoption of SFAS 123R. We refer you to paragraph 85 of SFAS 123R. Clarify how you have complied with this guidance and revise your footnote disclosure as appropriate.

32. We note your revised disclosure in response to prior comment number 50 only discloses the expected life of your stock options. Further revise your disclosure to provide the significant assumptions used to estimate the expected term of the share options. We refer you to paragraph A240.e.(2)(a) of SFAS 123R.

(u) Earnings (Loss) Per Share, page F-21

33.   Revise your earnings (loss) per share disclosure to include a reconciliation of the denominator of the basic and diluted per share computation, including the share amounts effects of all securities that affect earnings per share pursuant to paragraph 40.a of SFAS 128.

34.   Reconcile the weighted average share used to compute (loss) income available to common shareholders diluted as shown on page F-21 to the amount shown on page F-12 for the year ended December 31, 2005. Explain why these two amounts do not agree.

35.   Revise your disclosure to clearly indicate the common stock equivalents that are dilutive for the year ending December 31, 2005. In addition, disclose how you determine the potential shares effect for each dilutive instrument (e.g., treasury stock method, if-converted method). Also, explain how your calculation of diluted earnings per share complies with paragraph 26 of SFAS 128.

Note (6) Income Taxes, page F-25

36.   We note your analysis supporting your assessment that it was more likely than not at December 31, 2005 that net operating loss carryforwards relating to two years of projected taxable income would be realized in response to prior comment number 51. Please address the following additional comments based on your response:

- Your response indicates you anticipated the loss in the first six months of fiscal year 2006 (excluding the gain from the change in fair value of redeemable convertible preferred stock conversion options). Your response further indicates that you have overcome this negative evidence based on sales that have closed, but for which related revenue will be recognized over the balance of the year. Tell us your projected loss in the first six months ended June 30, 2006 and income for the years ended December 31, 2006 and 2007. Clarify the amount of backlog necessary to achieve your projected income for fiscal year 2006 and 2007 and the amount of backlog you have committed as of December 31, 2005 and June 30, 2006. Be advised that the weight given to this positive evidence must be "commensurate with the extent to which it can be objectively verified." That is, projections do not carry much weight unless the projections are based on evidence that can be objectively verified (i.e., projections should be based on executed contracts with customers and not forecast or predictions).

> ▪ Clarify why you believe it is appropriate to exclude the effect of the gain or loss of change in fair value of redeemable convertible preferred stock conversion option when determining your three year taxable income (loss).

Note (7) Convertible Preferred Stock and Redeemable Convertible Preferred Stock, page F-27

37.   We note your response to prior comment number 52, which indicates you applied the guidance of the Derivatives Implementation Group ("DIG") issue B-38 to account for the conversion option in your Series B and C redeemable convertible preferred stock. However, the response to DIG issue B-38 states, "the guidance in this issue may not be applied by analogy to an embedded put or call option in a hybrid instrument that does not contain a debt host contract." Since your host contract is redeemable convertible preferred stock, clarify why you believe it is appropriate to apply this guidance. Please provide your complete analysis demonstrating the conclusions reached with respect to your Series B and C redeemable convertible preferred stock. Please explain the impact the July 2006 modification had on your accounting for Series B and C redeemable convertible preferred stock, if any. In addition explain in detail the corrections made to the preferred stock conversion option liability, accretion and beneficial conversion option referenced in your response. Explain how your corrected accounting complies with the appropriate guidance.

38.   Your response to prior comment number 53 states, in part, that based on your analysis of Issue 10 of EITF Issue 00-27 the commitment date for the Series A convertible preferred stock is established upon the declaration of the convertible preferred dividends by the board. Clarify whether the dividends are discretionary as defined by Issue 10 of EITF 00-27.

Note (8) Common Stock, Warrants and Options

39.   We note your response to prior comment number 59 and reissue and clarify the comment. Your response focuses on your valuation methodology for the valuations obtained on fiscal years 2001 through 2005. Please reconcile and explain the differences in detail between the fair values of the underlying common stock at each valuation date from January 1, 2005 through the date of filing the IPO, including the difference between the most recent fair value and the midpoint of your IPO offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement. In addition, clarify the date your valuation report is based on for each fiscal year (e.g. December 31, 2005). As part of your response, ensure to thoroughly explain how the fair value increased from $2.26 per share in fiscal

year 2005 to $11.00 per share in the second quarter of 2006. Clarify whether this valuation is based on a valuation performed in the second quarter of 2006. Clarify how this value compares to the midpoint of your IPO offering range.

40.   We note your response to prior comment number 60 and reissue and clarify the comment. Your response indicates you have provided the disclosure referenced in paragraph 179 of the Practice Aid. However, your current footnote disclosure only appears to provide stock option grant information as of each fiscal year end. Therefore, for each grant date consider revising to include, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts) for options granted during the 12 months prior to the date of the most recent balance sheet included in the filing.

Part II

Indemnification of Directors and Officers, page II-1

41.   We note that you filed a form of indemnification agreement as exhibit 10.16 with amendment no. 2 to the registration statement. Please revise your disclosure in this section to describe the material terms of that agreement and whether or not you have entered into such agreements with your officers and directors.

Exhibits, page II-4

42.   Pursuant to Section II.D.5 of Staff Legal Bulletin No. 1, you should revise the exhibit index to indicate that portions of Exhibits 10.13, 10.14(i), 10.14(ii), 10.14(iii) and 10.15 have been omitted pursuant to a request for confidential treatment.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Chris White at (202) 551-3461 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202)

551-3857 with any other questions. If you require further assistance you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (877) 767-8438</u>
Brian M. Katz, Esq.
Pepper Hamilton, LLP
Telephone: (215) 981-4000